SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2008

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

NOTICE REGARDING LAUNCH OF FLET’S HIKARI NEXT AND OTHER NEXT-GENERATION NETWORK COMMERCIAL SERVICES BY NTT EAST

On March 28, 2008, the registrant filed with the Tokyo Stock Exchange and other stock exchanges in Japan a notice concerning launch of FLET’S Hikari Next, a Next-Generation Network (“NGN”) service, by Nippon Telegraph and Telephone East Corporation (“NTT East”). NTT East is a wholly-owned subsidiary of the registrant.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the economy and the telecommunications industry in Japan in general. The forward-looking statements regarding the telecommunications industry may be affected by the registrant’s future business operations, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, and the risk factors set forth in the registrant’s various filings with the Securities and Exchange Commission, including its most recently filed Annual Report on Form 20-F.

No assurance can be given that the registrant’s actual results will not vary significantly from any future results that may be derived from the forward-looking statements included herein.

The attached press release is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
Name:	Koji Ito
Title:	General Manager
Finance and Accounting Department

Date: April 1, 2008

Mar 28, 2008

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Satoshi Miura, President and CEO

(Code No.: 9432, First section of Tokyo, Osaka and Nagoya Stock Exchanges and

Fukuoka and Sapporo Stock Exchanges)

Notice concerning Launch of FLET’S Hikari Next and other Next-Generation Network

Services by NTT East

Nippon Telegaph and Telephone Corporation (“NTT”) hereby announces the announcement made by its subsidiary, Nippon Telegraph and Telephone East Corporation, of launch of FLET’S Hikari Next and other NGN commercial services.

For further inquiries please contact:

(Mr.) Nittono or (Mr.) Araki
Investor Relations Office,
Finance and Accounting Department
Nippon Telegraph and Telephone Corporation
Phone: +81-3-5205-5581
Fax: +81-3-5205-5589

March 28, 2008

NTT East to Launch FLET’S Hikari Next

and Other Next-Generation Network Commercial Services

¢

In addition to its existing lineup of best-effort IP communication services, NTT East will utilize the next-generation network (“NGN”) to launch new optical broadband services, including FLET’S Hikari Next, which offers bandwidth-guaranteed application services.

¢

In the field of wide-area Ethernet services, our services previously had been limited to intra-prefecture communication, but we will now offer a new Ethernet communication service that fully supports both intra- and inter-prefecture communication. This service is called Business Ethernet Wide.

¢

Our goal in offering these services is to meet a broad range of increasingly diversified needs of customers, allowing a greater number of customers to use optical broadband services with greater peace of mind and with enhanced convenience.

1. New Services

(1) Optical broadband services

•	FLET’S Hikari Next (see Exhibit 1 for details)

(2) Optical telephony services

•	Hikari Denwa (see Exhibit 2 for details)

•	Hikari Denwa Office Type (see Exhibit 2 for details)

(3) Security services

•	FLET’S Virus Clear v6 (see Exhibit 3 for details)

(4) Services for corporate customers

•	Business Ethernet Wide (see Exhibit 4 for details)

•	FLET’S VPN Gate (see Exhibit 5 for details)

(5) Services for content providers

•	FLET’S Cast (see Exhibit 6 for details)

•	Services for Digital Terrestrial Television IP Retransmission Companies (see Exhibit 7 for details)

2. Launch Date

We will begin accepting applications from customers in the service area from 9:00 a.m., Monday March 31, 2008, and will commense provision of service.

3. “FLET’S Bacchiri Otoku (Great Savings) Campaign”

FLET’S Bacchiri Otoku Campaign is applicable to applications received starting Monday, March 31, 2008. (see Exhibit 8 for details)

4. Network Opening

Please see Exhibit 9 for the interface conditions for using of the NGN.

*	The fee schedules in the exhibits show total amounts for service and installation, including tax. However, customers using multiple services and customers having multiple installations performed simultaneously may see invoiced amounts that differ from what they may have calculated.

Media inquiries regarding this release

(1)	Regarding FLET’S Hikari Next and other services (except for services (2) and (3) below)

NTT East, Consumer Business Headquarters Broadband Service Department

Phone: 03-5359-9665
E-mail: if-support@ml.east.ntt.co.jp

(2)	Regarding Business Ethernet Wide

NTT East, Corporate Business Headquarters Network Solution Division

(General) Phone: 03-6810-6061
(Technical matters) Phone: 03-6810-6062

E-mail: ethernet@ml.bch.east.ntt.co.jp

(3)	Regarding network-to-network interface (NNI)

NTT East, Interconnection Promotion Department

Phone: 03-5359-9560
E-mail: open@ml.east.ntt.co.jp

<Exhibit 1>

FLET’S Hikari Next

1. Outline of Service

•

Using subscriber optical fiber, it connects to a subscriber’s Internet service provider (“ISP”) through NTT East’s NGN; in addition, it provides high-quality telephony services, wide-area videophone services (with SD-equivalent quality: regular TV standard), video distribution in collaboration with content providers, IP retransmission of digital terrestrial television and other services.

•	The service will come in two types: “FLET’S Hikari Next Family Type” for single-dwelling units and “FLET’S Hikari Next Mansion Type” for multi-dwelling units.

•	A service where subscriber optical fiber segments will be shared by multiple customers with connection speeds of up to 100Mbps *1-1.

*	1-1: “Up to 1Gbps” and “up to 100Mbps” indicate the maximum speeds based on technical standards. Actual speed may be slower depending on a subscriber’s network environment and line traffic.

2. Service Charge

(1) FLET’S Hikari Next

(i) Monthly charge

Rates
Service/Menu	Monthly charge	Optical Network Unit usage fee or equipment usage fee	Internal wiring usage charge
FLET’S Hikari Next Family Type	¥4,100 (including tax: ¥ 4,305)	¥900 (including tax: ¥945)	¥200 *1-2
(including tax: ¥210)
FLET’S Hikari Next Mansion Type
Mini *1-3
VDSL	¥3,500 (including tax: ¥3,675)	¥350 (including tax: ¥367.5)	—
LAN		—	—
Plan 1 *1-4
Optical cables	¥2,900 (including tax: ¥3,045)	¥900 (including tax: ¥945)	—*1-2
VDSL		¥350 (including tax: ¥367.5)	—
LAN		—	—
Plan 2 *1-5
Optical cables	¥2,500 (including tax: ¥2,625)	¥900 (including tax: ¥945)	—*1-2
VDSL		¥350 (including tax: ¥367.5)	—
LAN		—	—

*	1-2: Depending on the condition of facilities, for multi-dwelling unit and buildings and the like, an internal wiring usage charge of

            800 yen (840 yen including tax) may be added.

*	1-3: Offered when it is expected that there will be at least six subscribers from the same multi-dwelling unit or building.
*	1-4: Offered when it is expected that there will be at least eight subscribers from the same multi-dwelling unit or building.
*	1-5: Offered when a single representative can make a joint application for at least sixteen subscribers from the same multi-dwelling unit or building.

–	For Internet use, a separate contract with an ISP as well as usage and other charges will be required.
–	Among the basic functions of “FLET’S Hikari Next” is “FLET’S Number Notification”. “FLET’S Number Notification” notifies the “customer ID” assigned to each customer’s line to the connection destination (ISP, etc.). A “customer ID” is a unique 13-character code starting with the letters CAF. It will be printed on the “introduction to the start of communication” sent after subscribing.

(ii) Initial expenses

(1) Subscription fee: ¥800 (including tax: ¥840)

(2) Engineering charge: Free*1-6

*	1-6:	This is the amount for standard work for new applications made by Saturday, May 31, 2008, for services that will commence by Sunday, August 31, 2008, for FLET’S Hikari Next Family Type and Sunday, November 30, 2008, for FLET’S Hikari Next Mansion Type. Additional installation charges may apply depending on the work required. Installation charges for applications made in June 2008 and thereafter will be announced later.

(2) Optional services

(i) Monthly charge

Category		Price
24-hour repair service option *1-[7]	FLET’S Hikari Next Family Type	¥3,000 (¥3,150 incl. tax)
	FLET’S Hikari Next Mansion Type	¥2,000 (¥2,100 incl. tax)

(ii) Initial expenses

Category		Charge
24-hour repair service option *1-[7]	FLET’S Hikari Next Family Type	Free (¥0 incl. tax)
	FLET’S Hikari Next Mansion Type	Free (¥0 incl. tax)

*	1-7: Repair orders will be taken and repair work will be processed 24 hours a day, 365 days a year for repairs relating to connection between NTT East facilities and rental equipment (ONU, VDSL device, IP phone-enabled equipment, etc.) in subscriber’s residence or set up in subscriber’s building.

3. Service Areas

The services will be offered initially in certain areas of Tokyo, Kanagawa, Chiba and Saitama prefectures. The service areas are to expand in stages. (For details, see <Reference> list of phone codes in service areas for FLET’S Hikari Next)

4. Applications and Inquiries

(1)	Placing applications and making inquiries online

FLET’S official home page: http://flets.com/

(2)	Placing applications and making inquiries by phone

Phone number: 0120-116116

Hours: 9:00 a.m. to 9:00 p.m., including weekends and holidays (except for the New Year holidays from December 29 to January 3)

<Reference>

“FLET’S Hikari Next” list of phone codes in service areas

“FLET’S Hikari Next” will be launched in the following cities and wards for subscription phones and INS net lines with the following area codes and prefixes. Please note that, even within these service areas, there may be cases where the services may not be immediately available or may not be available at all, depending on the conditions of our facilities and other factors.

City, Ward	Area code	Prefix
Chiyoda Ward, Chuo Ward, Minato Ward, Shinjuku Ward, Bunkyo Ward, Koto Ward, Shinagawa Ward, Meguro Ward, Setagaya Ward, Shibuya Ward, Nakano Ward	03	3201	3210	3211	3212		3213	3214	3215	3216
		3217	3218	3227	3235		3240	3260	3266	3267
		3268	3269	3280	3282		3283	3284	3285	3286
		3287	3299	3320	3360		3361	3362	3363	3364
		3365	3366	3367	3368		3369	3370	3371	3372
		3373	3374	3375	3376		3377	3378	3379	3420
		3425	3426	3427	3428		3429	3439	3440	3441
		3442	3443	3444	3445		3446	3447	3448	3449
		3450	3458	3471	3472		3473	3474	3513	3520
		3527	3528	3529	3570		3599	3706	3740	5206
		5208	5218	5219	5220		5221	5222	5223	5224
		5225	5227	5228	5229		5252	5261	5288	5293
		5302	5304	5308	5309		5330	5331	5332	5333
		5334	5337	5338	5348		5350	5351	5352	5353
		5354	5358	5359	5365		5371	5386	5388	5389
		5420	5421	5423	5424		5426	5447	5448	5449
		5450	5451	5460	5461		5462	5463	5475	5477
		5479	5488	5495	5500		5520	5530	5531	5533
		5564	5579	5715	5739		5769	5780	5781	5782
		5783	5789	5791	5792		5793	5795	5796	5798
		5799	5925	5937	6212		6213	6250	6266	6267
		6268	6269	6270	6301		6405	6408	6409	6413
		6422	6423	6710	6711		6713	6714	6716	6717
		6718	6719	6720
Yokohama City: Totsuka Ward, Sakae Ward, Izumi Ward	045	860	861	862	863		864	865	866	867
		869	870	871	881
Yokosuka City	046	820	821	822	823		824	825	826	827
		828	829
Chiba City: Hanamigawa Ward, Inage Ward, Mihama Ward	043	211	212	213	271		272	273	274	275
		276	296	297	298	*1-[8]	299	310	350	351
Saitama City: Omiya Ward, Chuo Ward, Urawa Ward, Minami Ward	048	814	815	822	823		824	825	826	827
		829	830	831	832		833	834	835

*	1-8: Only 298-1000 to 4999 are in the service area.

<Exhibit 2>

“Hikari Denwa” and “Hikari Denwa Office Type”

1. Outline of service

•

Hikari Denwa services available to subscribers of FLET’S Hikari Next offers the same Hikari Denwa services provided by B FLET’S and, in addition, provides new high-quality telephone services (7kHz) delivering clearer voice communication and broadband videophone services (SD-equivalent quality: regular TV class) with high-resolution images capable of displaying natural movements.

Voice Communication (Standard Quality, High Quality)

: High-quality telephony
: Standard-quality telephony
NGN (NTT East)
Phone network/other providers' networks
Mobile phone network
NGN (NTT West)
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Subscriber phone
Mobile phone
High-quality telephone -enabled phones
High-quality telephone -enabled phones
High-quality telephone -enabled phones

Videophone Services (Standard Quality・SD-Equivalent Quality)

: Videophone with SD-equivalent quality
: Videophone with standard quality
NGN (NTT East)
Phone network./other providers' networks
Mobile phone network
NGN (NTT West)
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Hikari Denwa -enabled devices
Videophone-compatible mobile phones
Videophone-compatible terminals
Videophone-compatible terminals
Videophone-compatible terminals
*As of March 2008, NTT DoCoMo's FOMA phones are videophone-compatible.

2. Service Charge

(1) Monthly charge

Service	Outline	Rates
Hikari Denwa*2-1	Optical IP telephone service for one channel and one telephone number (up to two channels and five telephone numbers are available as additional service options)	Hikari Denwa A (Ace) *2-2	¥1,500 (¥1,575 incl. tax)
		Greater Peace of Mind Plan*2-3	¥3,900 (¥4,095 incl. tax)
		Peace of Mind Plan*2-4	¥1,400 (¥1,470 incl. tax)
		Basic Plan	¥500 (¥525 incl. tax)
Hikari Denwa Office Type*2-1 *2-5	Optical IP telephone service for three channels and one telephone number (up to eight channels and 32 telephone numbers are available as additional service options)	¥1,300 (¥1,365 incl. tax)

* 2-1:

To use this service, subscription to “FLET’S Hikari Next Family Type” or “FLET’S Hikari Next Mansion Type” is necessary, as well as a Hikari Denwa-enabled device compatible with this service. (The monthly rates are the same as “Hikari Denwa” and “Hikari Denwa Office Type” provided through “B FLET’S.”) Some Hikari Denwa-enabled devices used for “Hikari Denwa” and “Hikari Denwa Office Type” provided through “B FLET’S” may not be compatible with this service.

As with “Hikari Denwa” and “Hikari Denwa Office Type” provided through “B FLET’S,” “Number Display [caller identification],” “Voice Warp [call forwarding]” and other additional services are available. (“Free Access Hikari Wide [toll-free calls]” and “specific number notification function” are to be offered as soon as preparations are completed.)

When using “Hikari Denwa” and “Hikari Denwa Office Type” through “FLET’S Hikari Next,” the monthly rate for multiple channels (per channel) will be ¥200 (¥210 including tax) for “Hikari Denwa” and ¥400 (¥420 including tax) for “Hikari Denwa Office Type.”

* 2-2: * 2-3: * 2-4: * 2-5:

A package plan of six optional services, including caller ID, and ¥480 (¥504 including tax) worth of calls.

Includes ¥4,800 (¥5,040 including tax) worth of calls.

Includes ¥1,280 (¥1,344 including tax) worth of calls.

When using “Hikari Denwa Office Type” with “FLET’S Hikari Next,” the “Hikari Denwa Expansion Option” is unnecessary.

(2) Main call charge

Call rate category		Rates
Voice calls	Standard-quality telephony services	¥8/three min. (¥8.4/three min. incl. tax) *2-7
High-quality telephony services *2-7
Videophone	Standard-quality/SD-equivalent quality (bandwidth up to 2.6Mbps)*2-7	¥15/three min. (¥15.75/three min. incl. tax) *2-8

*	2-6: To use high-quality telephony services and videophone services, a subscription to the respective service and devices compatible with the services are necessary. (Additional services and installation will be free of charge.)
High-quality telephony services are available only with connection to parties with “Hikari Denwa” and “Hikari Denwa Office Type” through “FLET’S Hikari Next” offered by NTT East and NTT West. Calls to other destinations will have standard quality.
Videophone services are available only with connection to parties with “Hikari Denwa” and “Hikari Denwa Office Type” using “FLET’S Hikari Next” offered by NTT East and NTT West. In addition, videophone services (standard quality) can be connected to videophone-capable mobile phones (NTT DoCoMo’s FOMA handsets are videophone-capable as of March 2008).
*	2-7: Applies to calls to “Hikari Denwa,” “subscriber phone,” “INS Net” and other such services. The rate for calls to mobile phones and the like will be the same as those for “Hikari Denwa” and “Hikari Denwa Office Type” using “B FLET’S.”
*	2-8: Applies to calls to “Hikari Denwa.” The rate for calls to mobile phones (standard quality) will be ¥30/60 sec. (¥31.5/60 sec. including tax). The rate for videophone services will be ¥100/3 minutes (¥105/3 minutes including tax) when the bandwidth exceeds 2.6Mbps.

(3) Initial expenses

Service	Rates
Hikari Denwa	¥3,000 (¥3,150 incl. tax) *2-9 *2-10
Hikari Denwa Office Type	¥12,000 (¥12,600 incl. tax) *2-11

*	2-9: This is the amount for standard work for new applications made by Saturday, May 31, 2008, for which service will commence by Sunday, August 31, 2008 for “FLET’S Hikari Next Family Type” and by Sunday, November 30, 2008, for “FLET’S Hikari Next Mansion Type”. Additional installation charges may apply depending on the work required.
*	2-10: The breakdown is: number relocation work ¥2,000 (¥2,100 including tax) and subscription phone usage suspension work ¥1,000 (¥1,050 including tax). Different installation charges may apply depending on the work required.
*	2-11: The breakdown is: switchboard work ¥1,000 (¥1,050 including tax); equipment work ¥8,000 (¥8,400 including tax); number relocation work ¥2,000 (¥2,100 including tax); subscription phone usage suspension work ¥1,000 (¥1,050 including tax). Different installation charges may apply depending on the work required.

3. Service Areas

The service areas will be the service areas for “FLET’S Hikari Next.”

4. Applications and Inquiries

(1)	Placing applications and making inquiries online

FLET’S official home page: http://flets.com/

(2)	Placing applications and making inquiries by phone

Phone number: 0120-116116

Hours: 9:00 am to 9:00 pm, including weekends and holidays (except for the New Year holidays from December 29 to January 3)

<Exhibit 3>

“FLET’S Virus Clear v6”

1. Outline of Service

•	“FLET’S Virus Clear v6” is a comprehensive security service for “FLET’S Hikari Next” customers.

•

The latest security files will be provided from a dedicated “FLET’S Virus Clear v6” server, protecting customer’s personal computers from viruses, unauthorized access, spyware, phishing and a variety of other online security threats.

2. Service Charge

Service	Category	Monthly Charge
FLET’S Virus Clear v6	Basic amount (basic agreement) [up to 3 PCs per subscription]	¥400 (¥420 including tax)
	Additional amount (additional subscriptions) [starting with 4th PC, amount per each additional PC*3-1]	¥150 (¥157.5 including tax)

*	3-1: “FLET’S Virus Clear v6” can be used by up to 20 terminals for both “FLET’S Hikari Next Family Type” and “FLET’S Hikari Next Mansion Type.”

3. Service Areas

The service areas will be the service areas of “FLET’S Hikari Next.”

4. Applications and Inquiries

(3)	Placing applications and making inquiries online

FLET’S official home page: http://flets.com/

(4)	Placing applications and making inquiries by phone

Phone number: 0120-116116

Hours: 9:00 am to 9:00 pm, including weekends and holidays (except for the New Year holidays from December 29 to January 3)

<Exhibit 4>

“Business Ethernet Wide”

1. Outline of Services

¡	This is a new guaranteed-quality Ethernet communication service that fully supports both intra- and inter-prefecture communication.

¡

Using Ether OAM technology*4-1, lines for each customer are monitored and customers are notified of any breakdowns, enabling customers to use the high-quality, highly-reliable network with peace of mind.

¡	The service offers a simple access product lineup of 1Mbps, 10Mbps, 100Mbps and 1Gbps.

¡	Under the rate schedule, the more sites a customer has in an area, the greater the savings per line.

¡	The service ensures high-quality, high-reliability and robust security.

•	A VLAN*4-2 is set up for each customer and robust security provided, blocking unauthorized access from outside.

•	The network has high reliability due to a redundant relay section configuration with an automatic switch to bypass in case failures occur.

•	The service sets the industry’s highest “service level agreement” for “failure recovery time,” “delay time” and “utilization rate.”

¡	A wide variety of optional services are available.

•	Dual access

Access lines and ONU are spaced throughout a customer’s premises as a safeguard against intra-access-zone failure. Usage charges are significantly lower than for two single access lines. (Back-up access lines can only be used during times of line failure.)

•	QoS control

With this function, higher-priority data is transmitted based on customer-designated priorities.

The scale of priority has been expanded from three levels to four.

•	Subgroup settings

Within a communication group*4-3, communication counterparties can be further divided and restricted into subgroups, ensuring security for each subgroup.

•	Traffic report

Traffic condition for each line, priority (QoS) class and subgroups can be viewed on a web screen, facilitating optimized network selection and design.

*	4-1: A communication confirmation technology using monitoring frames.
*	4-2: A technology that logically divides networks to build a closed network for each customer.
*	4-3: Subscriber line groups that can communicate with each other, designated as such at time of application.

2. Service Charge

Please see <Exhibit 4-1> for details.

3. Service Areas

The service is expected to commence in some parts of Tokyo and then expand gradually.

4. Applications and Inquiries

For any inquiries, please contact your sales representatives or contact us by using the “inquiry form” found on NTT East’s official web site.

Business network services official home page: http://www.ntt-east.co.jp/ether/

<Exhibit 4-1>

“Business Ethernet Wide” prices

(1) Subscription unit

One subscription per communication group

(2) Monthly rates

* 4-4:	Message area (MA) designated by NTT East (different from administrative zoning). For specific municipalities included in a particular message area, please see the list of message areas in NTT East’s conditions of contract.

URL: http://www.ntt-east.co.jp/tariff/

 Core equipment usage fee

For each access product, total of up to 1Gbps	¥100,000 (¥105,000 including tax)

‚ Access line usage fees

Product	Dual access	Single access
1Mbps	¥30,000 (¥31,500 including tax)	¥15,000 (¥15,750 including tax)
10Mbps	¥38,000 (¥39,900 including tax)	¥23,000 (¥24,150 including tax)
100Mbps	¥60,000 (¥63,000 including tax)	¥40,000 (¥42,000 including tax)
1Gbps	¥250,000 (¥262,500 including tax)	¥215,000 (¥225,750 including tax)

ƒ Intra-prefecture relay line usage fees

Product	Rates
10Mbps	¥80,000 (¥84,000 including tax)
100Mbps	¥120,000 (¥126,000 including tax)
200Mbps to 1Gbps	¥120,000 per 100Mbps (¥126,000 including tax)

„ Inter-prefecture relay line usage fees

Product	Rates
10Mbps	¥120,000 (¥126,000 including tax)
20Mbps	¥200,000 (¥210,000 including tax)
30Mbps	¥300,000 (¥315,000 including tax)
40Mbps	¥400,000 (¥420,000 including tax)
50Mbps	¥500,000 (¥525,000 including tax)
100Mbps	¥600,000 (¥630,000 including tax)
200Mbps	¥900,000 (¥945,000 including tax)
300Mbps	¥1,300,000 (¥1,365,000 including tax)
400Mbps	¥1,700,000 (¥1,785,000 including tax)
500Mbps	¥2,100,000 (¥2,205,000 including tax)
1Gbps	¥2,500,000 (¥2,625,000 including tax)

… Inter-company relay line usage fees

Product	Rates
10Mbps	¥80,000 (¥84,000 including tax)
20Mbps	¥100,000 (¥105,000 including tax)
30Mbps	¥200,000 (¥210,000 including tax)
40Mbps	¥300,000 (¥315,000 including tax)
50Mbps	¥400,000 (¥420,000 including tax)
100Mbps	¥500,000 (¥525,000 including tax)
200Mbps	¥600,000 (¥630,000 including tax)
300Mbps	¥700,000 (¥735,000 including tax)
400Mbps	¥800,000 (¥840,000 including tax)
500Mbps	¥900,000 (¥945,000 including tax)
1Gbps	¥1,000,000 (¥1,050,000 including tax)

† Network unit usage fees

Product	Dual Access	Single Access
1Mbps • 10Mbps • 100Mbps	¥2,000 (¥2,100 including tax)	¥1,000 (¥1,050 including tax)
1Gbps	¥10,000 (¥10,500 including tax)	¥5,000 (¥5,250 including tax)

‡ Main optional service usage fees

Optional service	Applicable unit	Rates
QoS control	Per access line	¥5,000 (¥5,250 including tax)
Subgroup setting	Per subgroup*4-5	¥1,000 (¥1,050 including tax)

*	4-5: Applied per each subgroup over one.

(3) Initial expenses

 Subscription fee

per subscription: ¥800 (¥840 including tax)

‚ Engineering charge

Additional engineering charges may apply depending on the work required.

Standard engineering charge for the same message area communication: ¥53,200 (¥55,860 including tax) per dual access line.

<Exhibit 5>

“FLET’S VPN Gate”

1. Outline of Service

•

This is a new VPN service that, by connecting a customer’s network and servers to the lines of “FLET’S VPN Gate” subscribers, achieves center-end communication between corporate customers and “FLET’S VPN Gate” subscribers.

•	The service enables the easy construction of a private network with offices using “FLET’S Hikari Next”, and is designed for businesses in communications business and other corporate customers.

•

As an option function enabling use of “FLET’S VPN Gate” with greater security and peace of mind, the service offers a “line data forwarding function,” which forwards the “customer ID*5-1, which is assigned to each “FLET’S Hikari Next” line, to a customer-authentication server.

•	We also plan to offer “FLET’S VPN Wide,” which will enable easy construction of a low-cost private network among “FLET’S Hikari Next” subscribers.

*	5-1: A “customer ID” is a unique 13-character code starting with the letters CAF that is assigned to each “FLET’S Hikari Next” customer. It can be found on the “introduction to the start of communication” sent after subscribing.

*	5-2: In this format, connection with customer servers is made in the housing space of a building where the service is provided.
*	5-3: In this format, connection with customer servers is made inside the service area of a building where the service is provided.

2. Service Charge

Service	Menu	Monthly rate
FLET’S VPN Gate	Basic functions
100M Menu In-bureau connection
	Intra-prefecture	¥550,000 (¥577,500 incl. tax)
	Eastern Japan area	¥1,530,000 (¥1,606,500 incl. tax)
1G Menu
Basic 100Mbps (in-bureau connection*5-4)
	Intra-prefecture	¥550,000 (¥577,500 incl. tax)
	Eastern Japan area	¥1,530,000 (¥1,606,500 incl. tax)
Each additional 100Mbps
	Intra-prefecture	¥66,000 (¥69,300 incl. tax)
	Eastern Japan area	¥366,000 (¥384,300 incl. tax)
Optional function
Line data forwarding
	100M Menu	¥9,800 (¥10,290 incl. tax)
1G Menu
	Basic 100Mbps	¥9,800 (¥10,290 incl. tax)
	Each additional 100Mbps	¥9,800 (¥10,290 incl. tax)

*	5-4: For service area type connection, an additional ¥20,000 (¥21,000 including tax) will apply.
–	To use the above menu, additional engineering charges will be required.
–	To use the above menu, housing-related expenses will be required in addition to the service charges.

3. Service Areas

The services will be offered initially from facilities in Tokyo, Kanagawa, Chiba and Saitama designated by NTT East, with the service areas to expand in stages. The areas in which connection to “FLET’S VPN Gate” will be available will be the service areas of “FLET’S Hikari Next.”

4. Applications and Inquiries

Please inquire with our sales representatives assigned to you or by e-mailing to the following e-mail address:

E-mail: gate@ml.east.ntt.co.jp

<Exhibit 6>

FLET’S Cast

1. Outline of Service

•

This service for content providers connects their distribution servers to the NGN, enabling the distribution of movies, music and other content using the IPv6 addresses of “FLET’S Hikari Next” customers.

•	In addition to best effort communication services, we will provide bandwidth guaranteed communications *6–1, enabling distribution of content unaffected by other traffic.

*	6-1: Guaranteed bandwidth communications is available only with Unicast.

*	6-2: STB (Set-Top Box)

2. Service Charge

(1) Service Charges for Content Providers

Service	Menu		Monthly charge
FLET’S Cast
Best effort communication	1Gbps	Single class	¥2,800,000 (¥2,940,000 incl. tax)
		Dual class	¥5,600,000 (¥5,880,000 incl. tax)
Multicast function usage charge (Basic charge)	1Gbps		¥2,500,000 (¥2,625,000 incl. tax)
Multicast function usage charge *6-3 (Additional charge)			¥200 yen / no. of distribution circuits (¥210 yen incl. tax)
Bandwidth guaranteed communication	1Gbps	Single class	Business user charges are set (Example) ¥3,000,000 + charges for usage exceeding a certain level (¥3,150,000 incl. tax + usage charges)

*	6-3: Multicast function usage charge (additional charge) will not be subject to per-diem calculations.

–	Usage based on the above menu requires payment of a separate subscription fee and installation costs.

–	Usage based on the above menu requires payment of service charges and costs relating to equipment housing.

(2) Additional charges for customers receiving service

Additional FLET’S Hikari Next functions using bandwidth guaranteed communication	Monthly charge
Bandwidth guaranteed communication	¥200 yen (¥210 incl. tax)

–	To use the above function, at present, subscription to Hikari Denwa (¥500 per month (¥525 incl. tax)) and Hikari Denwa Multiple Channels (¥200 per month (¥210 incl. tax) is required. During this time, the monthly usage fee for the bandwidth guaranteed function will not be applied.

–	Installation costs will be separately incurred for use of the above function.

–	The bandwidth guaranteed function for “FLET’S Hikari Next” is available only for communications with businesses subscribed to the Bandwidth Guaranteed Service Menu on “FLET’S Cast”.

3. Service Areas

Service will be provided from facilities designated by NTT East. Areas where content can be distributed are the service areas for FLET’S Hikari Next.

4. Applications and Inquiries from Content Providers

FLET’S Homepage: https://flet’s.com/inquiry/fletscast/form.html

<Exhibit 7>

Services for Digital Terrestrial Television IP Retransmission Providers

1. Outline of Service

•	These are services for digital terrestrial television IP retransmission providers using bandwidth guaranteed communication.

2. Service Charge

Service	Monthly usage charge and initial costs
Services for digital terrestrial television IP retransmission providers	Charge set for each retransmission providers

3. Service Areas

Service will be provided from facilities designated by NTT East. Areas where retransmission is possible are the service areas for FLET’S Hikari Next.

4. Content Provider Inquiries

FLET’S website: https://flet’s.com/inquiry/ipcast/form.html

<Exhibit 8>

FLET’s Bacchiri Otoku Campaign

*	FLET’s Bacchiri Otoku Campaign, presently underway, will be applicable for FLET’S Hikari Next Subscribers (Application must be made between Monday, March 31 and Saturday, May 31, 2008).

1.	Two Months of Free FLET’S Hikari Next Service (4 months of free FLET’S Hikari Next Service if you subscribe online) with the FLET’S Bacchiri Otoku Campaign

During the FLET’s Bacchiri Otoku Campaign new subscribers to FLET’S Hikari Next Family Type or FLET’S Hikari Next Mansion Type will pay no services charges for any type of service for the first two months of the service; new customers subscribing online *8–1 will pay no service charges for any type of services for the first four months.

*	8-1: Only applications made through FLET’S Homepage (https://flets.com) or web116.jp (http://web116.jp).

 Period of free service, period to apply and eligibility

	Period of Free Service	Application Period	Eligible Subscribers *8–2

FLET’S Hikari Next Family Type	First two months from start of service, First four months from start of service, if subscribed online	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers who subscribe during the campaign period and who begin receiving service before Sunday, August 31, 2008
FLET’S Hikari Next Mansion Type			First-time subscribers who subscribe during the campaign period and who begin receiving service before Sunday, November 28, 2008

*	8-2: Customers who have already participated in a no monthly charge campaign for B FLET’S or FLET’S Hikari Next are not eligible.

‚ The waived service charges

Monthly charges, optical network unit usage charge, internal wiring usage charge (including additional charges) and device usage charge (VDSL devices only) relating to FLET’s Hikari Next Service.

2.	Up to Four Months of Free FLET’S Virus Clear v6 with FLET’s Bacchiri Otoku Campaign

During the Bacchiri Otoku Campaign, first-time subscribers to FLET’S Virus Clear v6 will receive up to four free months of FLET’S Virus Clear.

 Period of free service, period to apply and eligibility

		Period of Free Service	Application Period	Eligible Subscribers *8–3
FLET’S Virus Clear v6	If subscribed for together with FLET’S Hikari Next	Four months from start of service	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers who subscribe during the application period and begin receiving service before Sunday, November 28, 2008
	Virus Clear v6 subscribed alone	Two months from start of service

*	8-3: Customers who have already participated in a FLET’S Virus Clear free monthly charge campaign are not eligible.

‚ The waived service charges

Monthly Charge Waived Under this Special Offer *8–4
FLET’S Virus Clear v6 Basic Subscription	¥400 (¥420 incl. tax)

* 8-4:	This promotion does not apply to additional subscriptions to FLET’S Virus Clear v6 (monthly charge ¥150 yen (¥157.5 incl. tax), even if the applications are made at the same time as the application for a basic subscription.

3.	Two Months of Free FLET’S Remote Support Service with FLET’s Bacchiri Otoku Campaign

For first-time subscribers to Remote Support Service eligible to receive two months service free during the Bacchiri Otoku Campaign, we will include subscribers to FLET’S Hikari Next Family Type and Mansion Type.

 Period of free service, period to apply and eligibility

	Period of Free Service	Application Period	Eligible Subscribers *8–5
Remote Support Service	First two months of service	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers who subscribe during the application period and begin receiving service before Sunday, November 28, 2008

*	8-5: Customers who have already participated in a free FLET’S Remote Support Service Campaign subsequent to the start of their FLET’S Hikari Next Family Type or FLET’S Hikari Next Mansion Type service are not eligible.

‚ The waived service charges

Monthly Usage Charge Waived Under this Special Offer *8–6
Remote Support Service Monthly Usage Charge	¥500 (¥525 incl. tax)

*	8-6: This promotion does not apply to Online Personal Computer Class fees (¥1,800 (¥1,890 incl. tax) / per session).

4.	Engineering Charges for New Subscriptions to FLET’S Hikari Next

Engineering charges for first-time subscribers who apply during the Campaign are listed below.

	Period to apply and eligibility

	Application Period *8–7	Eligible Subscribers *8–5
FLET’S Hikari Next Family Type	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers who subscribe during the application period and begin receiving service before Sunday, August 31, 2008
FLET’S Hikari Next Mansion Type		First-time subscribers who subscribe during the application period and begin receiving service before Sunday, November 28, 2008

‚	Installation charges

Service Type	Installation Charges for First-time Subscribers during the Application Period *8–7, 8–8, 8–9, 8–10
FLET’S Hikari Next • Family Type • Mansion Type	Weekdays / Saturdays and holidays	Free (¥0 incl. tax)

* 8-7: * 8-8:

Engineering charges for subscribers applying on June 2008 and thereafter will be announced separately.

There will be additional charges, such as basic installation additional charges, for installation of equipment other than VDSL devices and for additional installation.

* 8-9: * 8-10:	A separate subscription fee of ¥800 yen (¥840 incl. tax) is required. This applies to standard installation work; in certain cases installation may not be free.

5.	Installation Charges when applying for Relocation of FLET’S Hikari Next Services

The installation charges for subscribers who apply for relocation of FLET’S Hikari Next service during the Campaign are listed below.

	Period to apply and eligibility

	Application Period *8–7	Eligible Subscribers *8–5
FLET’S Hikari Next Family Type	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers who subscribe during the application period and begin receiving service by Sunday, August 31, 2008
FLET’S Hikari Next Mansion Type		First-time subscribers who subscribe during the application period and begin receiving service by Sunday, November 28, 2008

‚	Engineering charges

Type Applicable	Engineering Charges for First-time Subscribers applying during the Application Period *8–11, 8–12, 8–13
FLET’S Hikari Next • Family Type • Mansion Type	Weekdays / Saturdays and holidays	Free (¥0 incl. tax)

* 8-11:	Engineering charges for subscribers applying on June 2008 and thereafter will be announced separately.
* 8-12:	There will be charges, such as basic installation additional charges, for installation of equipment other than VDSL devices and for additional installation.
* 8-13:	This applies to standard installation work; in certain cases installation may not be free.

6.	Switch to FLET’S Hikari Next Campaign

<1> Limited time offer for three months with no monthly charges

During the campaign, subscribers who apply to switching from B FLET’S New Family Type or Family Type to FLET’S Hikari Next Family Type will be eligible for three months of the new service free of charge (including monthly charges), starting the month after completion of switchover.

	Period of free service, application period and eligibility

Period of Free Service	Application Period	Eligibility
Three months from the month after completion of switchover	Monday, March 31, 2008 to Saturday, May 31, 2008	Subscribers who apply during the application period to switch from B FLET’S New Family Type or Family Type to FLET’S Hikari Next and complete the installation by Sunday, August 31, 2008

‚	The waived service charges (typical example)

Free usage charges will cover monthly charges, ONU charges and indoor wiring charges (including additional charges) for FLET’S Hikari Next.

<2> Installation charges for FLET’S Hikari Next Family Type

During the campaign, installation charges for subscribers who apply to switch from FLET’S New Family Type or Family Type to FLET’S Hikari Next Family Type are listed below.

	Application Period, eligibility and applicable installation charges (typical example)

Application Period *8–14	Eligibility	Switchover Engineering Charges during the Application Period *8–15
Monday, March 31, 2008 to Saturday, May 31, 2008	Subscribers who apply during the application period to switch from B FLET’S New Family Type or Family Type to FLET’S Hikari Next Family Type and complete installation by Sunday, August 31, 2008	¥5,550 (¥5,8275.5 incl. tax)

*	8-14: Details of installation charges for subscribers applying after June 1, 2008 will be announced separately.
*	8-15: This is a typical example, and depending on the work involved installation charges may differ. Additional fees will apply for additional installation work.

7.	Installation Charges for Hikari Denwa

During the campaign, equipment installation charges for first-time subscribers to Hikari Denwa using FLET’S Hikari Next and subscribers applying for relocation of such Hikari Denwa services are listed below.

	Application period and eligibility

	Application Period *8–16	Eligibility*8–17
For subscribers to FLET’S Hikari Next Family Type	Monday, March 31, 2008 to Saturday, May 31, 2008	First-time subscribers or subscribers applying for relocation during the application period who begin service by Sunday, August 31, 2008
For subscribers to FLET’S Hikari Next Mansion Type		First-time subscribers or subscribers applying for relocation during the application period who begin service by Sunday, November 30, 2008

*	8-16: Details of installation charges for subscribers applying after June 1, 2008 will be announced separately.
–	The free offer is not available for Hikari Denwa Office Type.

‚ Installation Charges

Category	Unit	Installation Charges for First-time Subscribers during the Application Period
Switchboard charges *8–18	Per line	Weekdays / Saturdays and holidays	Free (¥0 incl. tax)
Equipment installation charges *8–19	Per device		Free (¥0 incl. tax)

*	8-18: Charges for work performed on equipment within NTT East facilities.
*	8-19: Charges relating to the installation of Hikari Denwa equipment (router), router settings (including Internet connection settings), connection of telephones and connectivity tests.

<Exhibit 9>

Open Networks

Interface and other interconnection conditions for commencement of NGN services are listed below.

¢	Interface requirements (UNI) for using optical broadband service and Hikari Denwa service

Services	Interface Requirements
FLET’S Hikari Next (Exhibit 1)	As shown in the technical reference materials found at: http:// flets.com/next/s_tech.html

Hikari Denwa / Hikari Denwa Office Type (Exhibit 2)	As shown in the technical reference materials found at: http://www.ntt-east.co/jp/ngn/business/

¢	Interface requirements (UNI) for using corporate services

Services	Interface Requirements
Business Ethernet Wide (Exhibit 4)	As shown in the technical reference materials found at: http://www.ntt-east.co/jp/ether/refer/

FLET’S VPN Gate (Exhibit 5)	As shown in the technical reference materials found at: http:// flets.com/next/s_tech.html

¢	Interface requirements (SNI) for using content provider services

Services	Interface Requirements
FLET’S Cast (Unicast / Multicast) (Exhibit 6)	As shown in the technical reference materials found at: http:// flets.com/next/s_tech.html

Services for digital terrestrial television IP retransmission (Exhibit 7)	For any inquiries, please contact us using the following form found at: http:// flets.com/inquiry/ipcast/form.html

–	The updated technical reference materials will be expected to be made available as the above services commence on March 31, 2008.

¢	Interface requirements (NNI) for using telecommunications company services

Function	Interface Requirements	Connection Fees
Interactive communications LAN communications (Ethernet communications)	As shown in the technical reference materials found at: http://www.ntt-east.co/jp/info- st/mutual/ngn/index.html	• There is no connection charge. • However, charges apply for equipment required for NGN connection.

ISP connection	As shown in the technical reference materials found at: http://www.ntt-east.co/jp/info-st/constip/cons1/index.html (We provide 1G and 10G interface ISP connectivity functions.)	• Same connection fees as for current regional IP networks. • However, we have provisionally reduced some of the charges for equipment required for NGN connection. *9–1

IGS connection *9–2	As shown in the technical reference materials found at: http://www.ntt-east.co/jp/info-st/constip/cons1/index.html (Same as current Hikari Denwa network interface requirements.)	• Same as current Hikari Denwa network connection fees.

*	9-1: The charge reductions are as follows:

Eligible businesses: ISPs currently connected to a regional IP network that, as a general rule, had applied for NGN connection by the time the POI building launched.

Amount of reduction: For each ISP and for each POI building, charges on IF packages for the minimum connection equipment required for NGN connection.

Period of reduction: The first three years of service.

*	9-2: Businesses already connected to existing Hikari Denwa do not need to apply for connection to Hikari Denwa using NGN.
–	Please contact us directly regarding connections other than the above.

(Reference) NGN Connection Interfaces servers, etc.